Mail Stop 3561

January 7, 2008

By U.S. Mail and facsimile to (704) 382-0199

James E. Rogers
Chairman, President and Chief Executive Officer
Duke Energy Corporation
526 South Church Street
Charlotte, NC 28202-1803

      Re: **Duke Energy Corporation**
               Definitive 14A
               Filed April 4, 2007
               File No. 1-32853

Dear Mr. Rogers:

We have completed our review of your executive compensation and related disclosure, and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letter or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3238.

               Sincerely,

               Ellie Quarles
               Special Counsel

cc: David S. Maltz (via facsimile to (704) 382-4439)
       Vice President, Legal and
        Assistant Corporate Secretary